Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, VA 23320

June 1, 2010

Via EDGAR

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:          Dollar Tree, Inc.
Form 10-K for the Fiscal Year Ended January 30, 2010
Filed March 19, 2010
DEF 14A filed on May 17, 2010
File No. 000-25464

Dear Mr. Owings:

Please find our response to the Staff’s comments contained in your letter of May 18, 2010, regarding the Company’s Form 10-K for the year ended January 30, 2010 and proxy statement filed on May 17, 2010.  For ease of reading, the Staff’s comments are bolded.

As requested in your letter and in connection with responding to the comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding our response or need further information, please feel free to contact our in-house corporate counsel, Shawnta Totten at (757) 321-5931 or our outside counsel, William A. Old, Jr. at (757) 622-3366 or John S. Mitchell, Jr. at (202) 833-9200.

Sincerely,

/s/ Bob Sasser
Bob Sasser
Chief Executive Officer
Dollar Tree, Inc.

Dollar Tree, Inc.
Response to Staff Comment Letter Dated May 18, 2010

Form 10-K for the Fiscal Year Ended January 30, 2010 Filed March 19, 2010, and Definitive Proxy Statement filed May 17, 2010; File No. 000-25464

Form 10-K

Item 9A. Controls and Procedures. page 51

Evaluation of disclosure controls and procedures, page 51

1.
In future filings, please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), were effective at the reasonable assurance level as of the end of the period covered by the report. Please refer to Item 307 of Regulation S-K. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

In future filings, we will revise the conclusion of our principal executive and financial officers regarding the effectiveness of our disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).  We will modify our conclusion, provided it is accurate, as follows:

“Our management has carried out, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act as of the end of the period covered by this report.  Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of (the end of the period covered by the report), the Company’s disclosure controls and procedures were designed and functioning  effectively to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.”

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K, page 53

2.
It appears that you may have material contracts that are required to be included as exhibits to your Form 10-K; however, we note that you do not list any material contract as exhibits to your Form 10-K. Please amend your Form 10-K to include or incorporate by reference your material contracts or advise. Please refer to Item 601(b)(10) of Regulation S-K.

Based on our review, we did not have any material contracts that were required to be included as exhibits to our January 30, 2010 Annual Report on Form 10-K.   We did have one Current Report on Form 8-K that was filed during fiscal 2009 on February 4, 2009, that had a report date of January 30, 2009 (last business day of fiscal 2008), that included material contracts filed as Exhibits 10.1 and 10.2 for the Forms of the Company’s Named Executive Officer Option and Restricted Stock Agreements.   These were included in the exhibit listing as material contracts 10.18 and 10.19, respectively, in the January 31, 2009 Annual Report on Form 10-K; therefore, we did not include these in the exhibit listing of our January 30, 2010 Annual Report on Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation Committee Interlocks and Insider Participation, page 19

3.
Your disclosure under this heading addresses some but not all of the potential relationships set forth in Item 407(e)(4)(iii) of Regulations S-K. To the extent that you include negative disclosure covering some of the relationships addressed in Item 407(e)(4)(iii) of Regulation S-K, in future filings please revise to address each type of potential relationship. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

None of the relationships described in Item 407 (e)(4)(iii) of Regulations S-K existed during our 2009 fiscal year. Therefore, the company proposes the following revisions:

No member of the Compensation Committee is a current or former officer of Dollar Tree or any of our subsidiaries, except H. Ray Compton who was an officer of the company until his retirement in 2004. In addition, none of the members of the Compensation Committee has or had any relationship with the company during fiscal 2009 that requires disclosure in accordance with the applicable rules of the Securities and Exchange Commission relating to compensation committee interlocks and insider participation.

We believe the proposed revision covers all the relationships described in Item 407 (e)(4)(iii) of Regulation S-K. For future proxy filings, the company plans to comply with Item 407 (e)(4)(iii) of Regulation S-K by disclosing the same as outlined above, provided such disclosure is still accurate.